Exhibit 99.3

AUTOLUS LIMITED

(PREDECESSOR to AUTOLUS THERAPEUTICS PLC)

CONDENSED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(UNAUDITED)

(In thousands, except share and per share amounts)

	For the Six Months Ended March 31,
	2018	2017
Grant income	$657	$881
Operating expenses:
Research and development	17,191	7,012
General and administrative	7,413	3,327

Total operating expenses, net	23,947	9,458
Other income (expense):
Interest income	470	54
Other expense	(3,625)	(15)

Total other income (expense), net	(3,155)	39

Net loss before income tax	(27,102)	(9,419)
Income tax benefit	2,863	1,827

Net loss attributable to ordinary shareholders	(24,239)	(7,592)
Other comprehensive (loss) income:
Foreign exchange translation adjustment	6,108	(848)

Total comprehensive loss	(18,131)	(8,440)

Basic and diluted net loss per ordinary share	$(2.03)	$(0.80)
Weighted-average basic and diluted ordinary shares	13,339,613	11,731,496